                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------



                                    FORM 11-K

                  [x] ANNUAL REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 2002

                                       OR

                 [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   ----------

                             Full title of the Plan:

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN


 Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                                GATX CORPORATION

              500 West Monroe Street, Chicago, Illinois 60661-3676
                                 (312) 621-6200

           GATX CORPORATION SALARIED EMPLOYEES RETIREMENT SAVINGS PLAN
             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE



REPORT OF INDEPENDENT AUDITORS.............................................................................3

FINANCIAL STATEMENTS:
                    Statements of Net Assets Available for Benefits........................................4
                    Statement of Changes in Net Assets Available for Benefits..............................5

Notes to Financial Statements..............................................................................6

SUPPLEMENTAL SCHEDULE:
                    Schedule H, Line 4I - Schedule of Assets (Held at End of Year)........................13

Other schedules required by Section 2520.103-10 of the Departments of Labor's
Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE.................................................................................................14

EXHIBIT INDEX.............................................................................................15

                         Report of Independent Auditors

Employee Benefits Committee
GATX Corporation

We have audited the accompanying statements of assets available for benefits of the GATX Corporation Salaried Employees Retirement Savings Plan as of December 31, 2002 and 2001, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                               ERNST & YOUNG LLP

Chicago, IL
April 24, 2003

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                   Statements of Assets Available for Benefits


                                                DECEMBER 31
                                           2002               2001
                                       ------------       ------------
ASSETS
Investments                            $ 81,642,955       $ 96,135,166
Interest in Master Trust                 31,671,625         51,761,802
Employer contribution receivable                 --             91,588
                                       ------------       ------------
                                       $113,314,580       $147,988,556
                                       ============       ============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                                       YEAR ENDED DECEMBER 31
                                                                     2002                 2001
                                                                 -------------        -------------
ADDITIONS
Contributions from GATX Corporation and
   subsidiaries                                                  $   1,649,385        $   2,064,289
Participant salary deferrals                                         5,256,891            6,365,319
Rollover contributions                                                 391,324              576,384
Interest and dividend income                                         2,552,679            3,715,128
Transfer from GATX Corporation Hourly Employees Retirement
   Savings Plan                                                         31,398                   --
                                                                 -------------        -------------
                                                                     9,881,677           12,721,120

DEDUCTIONS
Benefit payments                                                    19,671,748           21,625,750
Administrative fee                                                       3,850                2,811
Net investment loss from Master Trust                               11,723,918           26,682,149
                                                                 -------------        -------------
                                                                    31,399,516           48,310,710
Net realized and unrealized depreciation in fair
   value of investments                                            (13,156,137)         (11,789,693)
                                                                 -------------        -------------
Net decrease                                                       (34,673,976)         (47,379,283)
Assets available for benefits:
   Beginning of year                                               147,988,556          195,367,839
                                                                 -------------        -------------
   End of year                                                   $ 113,314,580        $ 147,988,556
                                                                 =============        =============

See notes to financial statements.

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2002 and 2001


1. DESCRIPTION OF THE PLAN

The following description of the GATX Corporation (GATX or the Company) Salaried Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL

The Plan is a defined-contribution plan, established July 1, 1965, for salaried employees of GATX and each of its domestic subsidiaries which adopts the Plan upon authorization by GATX. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Each year, participants may contribute between 1% and 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans.

After a participant completes six months of service, GATX and its electing subsidiaries contribute an amount up to but not more than $.50, as determined from time to time by GATX, for each $1.00 contributed by a participant, up to 6% of a participant's eligible compensation. At its discretion, the Company may contribute an additional matching contribution to eligible participants. Company contributions are invested in the GATX Stock Fund, which is comprised of GATX common stock and short-term investments. All contributions are made in cash and are deposited semimonthly.

Effective March 1, 2002, participants with five or more years of service may transfer all or a portion of their Company matching contribution account from the GATX Stock Fund to any of the other investment funds offered by the Plan. All Company matching contributions will continue to be deposited into the GATX Stock Fund.

           GATX Corporation Salaried Employees Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Company contributions, and allocation of Plan earnings (losses). Allocations are based on account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

VESTING

Participants are immediately 100% vested in their account balance.

INVESTMENT OPTIONS

Investment alternatives for participant contributions consist of selected fund options available through Fidelity Management Trust Company.

Participants may change their investment options on any business day.

BENEFIT PAYMENTS

In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account will be distributed to the participant or the participant's beneficiary in a single lump-sum cash payment, installments, or annuity. The portion of the participant's account invested in GATX stock may be distributed in kind. In-service withdrawals are available to participants for immediate and heavy financial need (as defined). The Plan also allows for age 59 1/2 withdrawals, as defined.

ADMINISTRATIVE EXPENSES

It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.

           GATX Corporation Salaried Employees Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PARTICIPANT LOANS

A participant may borrow an amount up to the lesser of $50,000 or 50% of their account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by a participant's account balance in the Plan. Participants requesting a loan on or after April 2, 2001, are charged with loan setup and maintenance fees.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's beneficial interest in the Master Trust represents the Plan's share of the Master Trust's investments stated at fair value and is determined by quoted market prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The fair value of the Plan's investment in common collective trusts is based on the quoted redemption value on the last business day of the Plan year. Shares of common stock are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

CONTRIBUTIONS

Participant contributions are made through payroll deductions and recorded in the period the deductions are made.

           GATX Corporation Salaried Employees Retirement Savings Plan

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Except for investments held in a Master Trust (see Note 4), the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in fair value as follows:

                                                         YEAR ENDED DECEMBER 31
                                                        2002                2001
                                                    ------------        ------------
Netrealized and unrealized (depreciation)
   appreciation in fair value of investments:
     Mutual funds                                   $(13,156,137)       $(11,793,815)
     Phillips Petroleum Company Securities                    --               4,122
                                                    ------------        ------------
                                                    $(13,156,137)       $(11,789,693)
                                                    ============        ============

Except for investments held in a Master Trust (see Note 4), the Plan held the following individual investments representing 5% or more of Plan assets:

                                                                  DECEMBER 31
                                                            2002               2001
                                                        ------------       ------------
At fair value:
   Fidelity Managed Income Portfolio II                 $ 29,013,568       $ 27,760,696
   Spartan U.S. Equity Index Fund                         17,795,388         25,318,548
   Putnam Voyager Fund                                    10,089,352         16,935,860
   Fidelity Equity-Income Fund                             7,288,541          9,646,279
   PIMCO Total Return Fund - Administrative Class          6,407,374                  *

*Below 5% threshold.

           GATX Corporation Salaried Employees Retirement Savings Plan

4.  MASTER TRUST

The GATX Stock Fund is in a Master Trust, which includes assets of the Plan and the GATX Corporation Hourly Employees Retirement Savings Plan. The Plan's investment in the Master Trust is stated at the Plan's equity in the net assets of the Master Trust at December 31, 2002 and 2001.

A summary of the net assets and the changes in net assets of the Master Trust follows:

                                               DECEMBER 31
                                        2002                2001
                                    ------------        ------------
ASSETS
GATX Corporation common stock       $ 32,297,504          52,760,684
Other receivables                         60,509              65,394

LIABILITIES
Other payables                          (161,159)           (246,331)
                                    ------------        ------------
Net Assets                          $ 32,196,854        $ 52,579,747
                                    ============        ============

                                                       YEAR ENDED DECEMBER 31
                                                      2002                2001
                                                  ------------        ------------
ADDITIONS
Contributions                                     $  2,352,608        $  3,152,337
Interest and dividend income                         1,891,954           2,113,565
                                                  ------------        ------------
                                                     4,244,562           5,265,902
DEDUCTIONS
Benefit payments                                    (5,649,836)         (8,849,082)
Interfund transfers out (net)                       (5,170,414)         (2,463,500)
                                                  ------------        ------------
                                                   (10,820,250)        (11,312,582)

Net realized and unrealized depreciation in
   fair value of common stock                      (13,807,205)        (29,232,462)
                                                  ------------        ------------
Net decrease                                       (20,382,893)        (35,279,142)
Net assets at beginning of year                     52,579,747          87,858,889
                                                  ------------        ------------
Net assets at end of year                         $ 32,196,854        $ 52,579,747
                                                  ============        ============

The Plan held a 98.3% and 98.4% interest in the Master Trust as of December 31, 2002 and 2001, respectively.

           GATX Corporation Salaried Employees Retirement Savings Plan

5.  NONPARTICIPANT-DIRECTED INVESTMENTS

Plan information about the net assets and the significant components of the changes in net assets relating to the GATX Stock Fund, which includes participant directed and nonparticipant-directed investments, is as follows:






                                                   DECEMBER 31
                                             2002                2001
                                         ------------        ------------
Investment, at fair value:
   Interest in the GATX Stock Fund       $ 31,671,625        $ 51,761,802
                                         ============        ============

                                              YEAR ENDED DECEMBER 31
                                             2002                2001
                                         ------------        ------------
Changes in net assets:
   Company contributions                 $  1,739,455        $  2,160,652
   Participant contributions                  508,168             815,401
   Rollover contributions                         463              65,102
   Interest and dividend income             1,861,695           2,080,389
   Net realized and unrealized
     depreciation in fair value of        (13,582,870)        (28,762,538)
     common stock
   Benefits paid                           (5,506,003)         (8,552,985)
   Interfund transfers                     (5,111,085)         (2,373,401)
                                         ------------        ------------
                                         $(20,090,177)       $(34,567,380)
                                         ============        ============

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated July 31, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code), and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

           GATX Corporation Salaried Employees Retirement Savings Plan

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following reconciles assets available for benefits per the financial statements to the Form 5500:

                                                                                        DECEMBER 31
                                                                                            2001
                                                                                      ----------------
Assets available for benefits per the
   financial statements                                                               $    147,988,556
Less:
   Employer contribution receivable                                                             91,588
                                                                                      ----------------
Assets available for benefits per the Form 5500                                       $    147,896,968
                                                                                      ================

The following is a reconciliation of contributions per the financial statements to the Form 5500:

                                                                                         YEAR ENDED
                                                                                      DECEMBER 31 2002
                                                                                      ----------------

Contributions per the financial statements                                            $      6,906,276
Add: Contribution receivable at beginning of year                                               91,588
                                                                                      ----------------
Contributions per the Form 5500                                                       $      6,997,864
                                                                                      ================

                                                                  EIN 36-1124040
                                                                       Plan #002

           GATX Corporation Salaried Employees Retirement Savings Plan

        Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2002


                                                                                                CURRENT
       IDENTITY OF ISSUER/DESCRIPTION OF ISSUE                                 SHARES            VALUE
------------------------------------------------------                       ----------       ------------

Fidelity Management Trust Company*:
   Fidelity Managed Income Portfolio II                                      29,013,568       $ 29,013,568
   Spartan U.S. Equity Index Fund                                               571,281         17,795,388
   Putnam Voyager Fund A                                                        793,812         10,089,352
   Fidelity Equity Income Fund                                                  183,729          7,288,541
   PIMCO Total Return Fund - Administrative Class                               600,504          6,407,374
   Vanguard Extended Market Index Fund                                          132,365          2,480,525
   Templeton Foreign Fund A                                                     273,208          2,270,359
   State Street Research Aurora Fund - Class S                                   62,522          1,654,340
   Fidelity Freedom 2020 Fund                                                    82,218            874,803
   Fidelity Freedom 2030 Fund                                                     8,145             83,403
   Fidelity Freedom 2010 Fund                                                    26,772            306,273
   Delaware Trend Fund - Institutional Class                                     22,819            335,443
   Fidelity Diversity International Fund                                         13,868            237,972
   Fidelity Freedom Income Fund                                                  14,299            151,565
   Fidelity Freedom 2000 Fund                                                     5,521             60,786
   Fidelity Freedom 2040 Fund                                                     5,083             29,788
Participant loans (5.25% to 11% interest rates, various
   maturities)                                                                                   2,563,475
                                                                                              ------------
                                                                                              $ 81,642,955
                                                                                              ============


*Party in interest to the Plan.

                                    SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                                       GATX CORPORATION
                                                           SALARIED
                                                     EMPLOYEES RETIREMENT
                                                         SAVINGS PLAN
                                                      (Name of the Plan)

                                                     By: /s/ James Conniff
                                                     James Conniff
                                                     Plan Administrator
Date: June 30, 2003

                                  EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

EXHIBIT                      DESCRIPTION
-------                      -----------
  23.1          Consent of Independent Auditors